Exhibit 99-2

Officer's Certification

Curian Series Trust
Jackson Variable Series Trust

The undersigned, being the duly elected, qualified and acting Assistant Secretary of Curian Series Trust and Jackson Variable Series Trust, each a Massachusetts business trust hereby certifies that the information set forth below is a full, true, and correct copy of resolutions duly adopted by the Boards of Trustees of Curian Series Trust and Jackson Variable Series Trust (collectively, the "Board") and that such resolutions have not been altered or repealed and remain in full force and effect as of the date hereof.

Adopted by the Board on the 6th day of October, 2015:

Approval of Joint Fidelity Bond Coverage

Curian Series Trust
Jackson Variable Series Trust

Whereas, Curian Series Trust and Jackson Variable Series Trust (each a "Trust," and collectively, the "Trusts") are registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended ("1940 Act"), each as an open-end management investment company, and each has established several separate series of shares ("Funds"), with each Fund having its own assets and investment policies.

Whereas, Curian Capital, LLC and Jackson National Asset Management, LLC (each an "Adviser" and collectively, the "Advisers"), the Advisers to the Trusts, previously recommended that the Board of Trustees of each Trust (collectively, the "Board") approve, and the Board previously approved, a joint fidelity bond under circumstances where the Advisers pay the premium and, therefore, the Board need not consider: (i) the amount of the premium for such bond; (ii) the ratable allocation of the premium among all insured parties; and (iii) the extent to which the share of the premium allocated to each party, including the Trusts, is less than the premium that party would have had to pay if it had provided and maintained a single insured bond.

Whereas, the Board has given due consideration to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder by the U.S. Securities and Exchange Commission, pertaining to joint fidelity bond coverage.

Now Therefore, be it

Resolved, that pursuant to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder, and after having given due consideration to said requirements, including but not limited to the following: (i) the aggregate value of the assets held by the Funds of the Trusts to which each officer or employee of the Trusts may, singly or jointly with others, have access, either directly or through authority to draw upon such Funds or direct generally the disposition of such assets; (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the nature of the securities in the investment portfolios of the Funds of the Trusts; (iv) the nature and method of conducting the operations of the Trusts; and (v) the accounting procedures and contracts of the Trusts, the Board, hereby determines that a joint fidelity bond in the aggregate amount of four million dollars ($4,000,000), computed in accordance with the Schedule outlined under Rule 17g-1(d)(1), and including an inflationary provision in the aggregate amount of five million dollars ($5,000,000) providing automatic compliance with Rule 17g-1 as assets increase or new funds are created (the "Inflationary Provision"), is reasonable and adequate coverage to protect the Trusts against larceny or embezzlement by any one or more of such officers and/or employees; and be it

Further Resolved, that the Board, including a majority of the Trustees who are not interested persons of the Trusts, approves the amount, type, form and extension of coverage of the joint insured bond (the "Bond"), including the Inflationary Provision, naming as insured parties the Trusts, in the aggregate amount of four million dollars ($4,000,000), it being understood that the disposition of the recovery received under the Bond in the event of losses to one or more of such insured parties shall be governed by an agreement among one or more of such insured parties complying with Paragraph (f) of Rule 17g-1 under the 1940 Act under which the Trusts will have a primary claim of not less four million dollars ($4,000,000), of the aforesaid aggregate amount of the Bond; and be it

Further Resolved, that the Secretary of the Trusts shall be the designated officer of the Trusts under Rule 17g-1(h) of the 1940 Act, who shall make the filings and give notices required by paragraph (g) of the same rule; and be it

Further Resolved, that the proper officers of the Trusts be, and they hereby are, authorized and directed to execute and deliver an agreement relating to the Bond covering the Trusts providing for the disposition of recoveries received under the Bond and the manner of allocation of premium for the Bond in compliance with Paragraph (f) of Rule 17g-1 under the 1940 Act, in such form as such officers shall, with the advice of counsel, deem appropriate to carry out the objective of the Board, any such determination to be conclusively evidenced by such execution and delivery; and be it

Further Resolved, that, in accordance with Rule 17g-1 under the 1940 Act, the officers of the Trusts are hereby directed to make the filings and give notice as may be required by paragraph (g) of that Rule.

Date: October 15, 2015
/s/ Emily J. Bennett
Emily J. Bennett, Assistant Secretary
Subscribed before me this 15th day of October, 2015	(NOTARY SEAL)
/s/ Danielle A. Bergandine
Danielle A. Bergandine, Notary Public,
My Commission Expires: 12/20/2015